UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to _________________.

Commission file number 1-6961

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

TEGNA    401(k) Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TEGNA Inc.
7950 Jones Branch Drive
McLean, Virginia 22107-0150

TEGNA 401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

TEGNA Benefit Plans Committee

TEGNA 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TEGNA 401(k) Savings Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TEGNA 401(k) Savings Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2016, and delinquent participant contributions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of the TEGNA 401(k) Savings Plan financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Tysons, VA
June 29, 2017

TEGNA 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2016	2015

Assets
Investments, at fair value	$568,570,606	$602,246,100
Investments, at contract value	26,355,026	30,590,105
Notes receivables from participants	4,987,961	6,468,111
Due from broker	454,085	384,424
Total Assets	$600,367,678	$639,688,740

Liabilities
Accrued expenses	$50,248	$299,426
Due to broker	163,655	4,838
Total Liabilities	$213,903	$304,264

Net Assets Available for Benefits	$600,153,775	$639,384,476

The accompanying notes are an integral part of these financial statements

TEGNA 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2016

Contributions:
Employer, net	$14,937,603
Employee	26,727,081
Total contributions	41,664,684

Investment Income:
Interest and dividends	7,743,287
Net appreciation in fair value of investments	17,093,300
Total investment income	24,836,587

Interest income on notes receivable from participants	218,231

Total additions	66,719,502

Benefits paid to participants	105,830,204
Administrative expenses	944,547
Total deductions	106,774,751

Other additions	824,548

Change in net assets	$(39,230,701)

Net assets available for benefits:
Beginning of year	639,384,476
End of year	$600,153,775

The accompanying notes are an integral part of these financial statements

TEGNA 401(k) Savings Plan
Notes to Financial Statements

1.	Description of the Plan

General

The TEGNA 401(k) Savings Plan (the Plan) is a defined contribution plan which was established effective October 1, 1989. The Plan covers substantially all employees who are employed by TEGNA Inc. (the Company or the Plan Sponsor).
Employees hired on or after January 1, 2015, that are scheduled to complete at least 1,000 hours of service are eligible to participate upon completion of an hour of service. Employees that are hired on or after January 1, 2015 that are scheduled to work less than 1,000 hours of service over a year are eligible to participate in the Plan when they complete the 1,000 hours of service within a 12-month period. Certain collective bargaining agreements and personal service contracts may exclude or restrict some employee’s participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The TEGNA Benefit Plans Committee (the Committee) is responsible for the general administration of the Plan. The Plan assets are held under trust agreements with Northern Trust Company and Vanguard Fiduciary Trust Company (the Trustees).
The Plan was amended by the Committee on December 28, 2015, which updated the legal entities covered by the Plan due to recent dispositions effective January 1, 2016.
On December 7, 2016, the Plan was amended to change the frequency of the Company's "true up" of the employer matching contribution. Effective January 1, 2017, the "true up" will occur annually instead of quarterly in accordance with the matching contribution formula applicable to the Participant.
On June 1, 2017, TEGNA completed its spin-off of Cars.com Inc. into its own separate publicly traded company. As a result of the spin-off and under the terms of that transaction, TEGNA shareholders retained their shares of TEGNA stock and each shareholder received one share of Cars.com stock for every three shares of TEGNA stock owned on the record date of May 18, 2017. In connection with the spin-off, the Plan was amended on May 3, 2017, to establish the Cars.com Stock Fund as an Investment Fund. Participants of the plan may not make any further contributions to the Cars.com Stock Fund, but can elect to move amounts invested in the Cars.com Stock Fund to other investments.
Participants should refer to the plan document for a more complete description of the Plan’s provisions.

Plan Benefits

Common stock of the Company is allocated to participants to the extent necessary to provide the matching contribution. All Plan participants, regardless of age or years of participation, can transfer at any time all or part of their employer match in the Company's stock to one or more of the other investment options.

Upon termination of an employee with vested benefits, the employee has the right to receive any TEGNA Inc. common shares in kind. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers fourteen core investment options, TEGNA Inc. common stock, a suite of target maturity funds and a self-directed brokerage account. The Plan allocates investment income to participants’ accounts daily, based upon the relationship among their account balances at the end of each day. Participants are immediately vested in their contributions plus actual earnings thereon. Participants generally become fully vested in the Company’s matching contribution after three years of service. At the discretion of the Committee, forfeitures can be utilized to reduce employer contributions or administrative expenses of the Plan. Forfeitures totaled $637 thousand for the year ended December 31, 2016, and were applied against employer contributions.

Upon termination of employment, disability or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum. Limited hardship withdrawals are also available for active employees.

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)

Contributions

A participant may generally contribute, on a pre-tax basis or an after-tax basis, any whole percentage amount, up to 50 percent of plan eligible compensation for a payroll period. Additionally, an eligible participant who has attained age 50 before the close of the Plan Year shall be eligible to make tax-deferred catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Internal Revenue Code (IRC). However, employer matching contributions shall not be made on amounts treated as catch-up contributions.

The employer match is generally 100 percent of the first 5 percent of compensation that a participant contributes.
Certain participants are only eligible for an employer match of 50 percent of the first 6 percent of compensation that a participant contributes. Participant contributions are subject to certain limitations. The Company can fund the employer match through purchases of the Company’s stock on the open market or through the use of existing treasury shares. The employer match is generally funded through open market purchases. Previously, participants in certain operating units received a cash matching contribution as stipulated in the Plan document. Employer match contributions in the Company’s stock totaled $14.4 million for the year ended December 31, 2016.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and allocations of plan earnings and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on participants’ account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Under the terms of the Plan, generally participants may borrow from their accounts up to 50 percent of their vested account balance, excluding the Company matching contributions and their earnings, with a minimum loan of $1,000 up to a maximum of $50,000. The loans are secured by the balance in the participants’ accounts, generally bear interest at the prime rate plus 1%, and have maturities for a period not to exceed five years.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of Plan termination, participants will become 100% vested in their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)

Investment Valuation and Income Recognition

The majority of investments included in the Plan are held at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 6 for further discussion and disclosures related to fair value measurements.

The Plan also holds a synthetic guaranteed investment contract (synthetic GIC) which is valued at contract value since this contract meets the fully benefit-responsive investment contract criteria. Contract value is the relevant measure for a fully-benefit responsive investment because this represents the amount received by participants.

Contract value represents contributions made under the contract, plus interest at the contract rate, less funds to pay benefits and administrative expenses charged by the insurance company.

Synthetic GICs are comprised of the underlying assets which consist primarily of corporate bonds, agency bonds and U.S. Treasury notes, and a wrapper contract issued by a financially responsible third party. The issuer of the wrapper contract provides that the Trust may make withdrawals at contract value for benefit responsive requirements. The synthetic GIC is designed to reset the respective crediting rate on a periodic basis, typically quarterly. The net crediting rate reflects wrap fees paid to the contract issuers. The rate reset allows the contract value of the portfolio to converge to the fair value over time, assuming the fair value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include, but are not limited to: (i) significant amendments to the Plan documents or Plan’s administration; (ii) changes to the Plan’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; and (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is not probable.

Synthetic GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Circumstances that would allow such termination include, but are not limited to: (i) the Plan fails to furnish any information or documents required under the contract; or (ii) the Plan fails to qualify under applicable provision of the IRC. Wrap contracts generally are evergreen contracts that contain termination provisions. However, guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Statement of Changes in Net Assets Available for Benefits presents the net depreciation in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation on investments bought and sold as well as held during the year.

Plan Expenses

Direct administrative expenses are charged to the participants’ accounts, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include record-keeping and Trustee fees. The Company may elect to pay for certain indirect expenses and such expenses are excluded from these financial statements. Expenses paid by the Plan are shown on the Statement of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)

3.	Parties-in-Interest and Related Party Transactions

At December 31, 2016 the Plan held an investment of 2.7 million shares of the Company's common stock. The Plan earned dividend income from the Company's common stock of $1,518,480 for the year ended December 31, 2016.

The Plan invests in the Vanguard Institutional Index Fund which is sponsored by Vanguard, the Trustee. Also, certain Plan investments are shares of a short term investment fund and an S&P500 Index Fund which are managed by Northern Trust, the Trustee. Therefore these transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules under ERISA. No direct fees were paid by the Plan to the Trustees for investment management services related to these investments for the year ended December 31, 2016 and 2015.

In addition, loans receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

4.	Income Tax Status

The Plan received a determination letter from the IRS dated February 13, 2012, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is tax-exempt. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code. On March 18, 2016, the IRS confirmed receipt of the Plan's application for a determination concerning the qualification of the plan and advised this application is currently in-process.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. The Plan received a closing letter from the IRS dated January 23, 2015 in relation to the audit of tax returns for the years ended December 31, 2010 through 2012.

5.	Reconciliation of Audited Financial Statements to the Form 5500

There are no reconciling items between the Plan's financial statements and the Form 5500 for net assets available for benefits as of December 31, 2016 and 2015 or for total income for the year ended December 31, 2016.

6.	Fair value measurement

Fair value is defined under ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1	Quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs other than Level 1 inputs that are either directly or indirectly observable; and

Level 3	Unobservable inputs developed using our own estimates and assumptions, which reflect those that a market participant would use.

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Below is a description of the valuation techniques and inputs used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Index funds (common collective funds): Valued at the NAV established by the fund manager on a daily basis. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily and investments are redeemable at any time. The objective of Index funds held by the Plan is to provide a rate of return consistent with U.S. equity indexes. A redemption notice of 1 day is required for these investments.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Self-directed brokerage accounts: Consists entirely of actively traded mutual funds, which are valued using unadjusted quoted prices for identical assets from publicly available pricing sources.

Target maturity funds: Target maturity funds offer portfolios with asset allocations designed for varying retirement dates or the year in which one expects to start drawing on their retirement assets. These portfolios (consisting of collective investment trusts and/or mutual funds) share the common goal of first growing and then later preserving principal and may contain a mix of U.S. common stocks, International stocks, Developed Real Estate securities, Treasury Inflation Protected securities, U.S. issued bonds and cash. There are currently no redemption restrictions on these investments. Target maturity funds are valued at their NAV each business day.

Liquidity funds (STIF): The STIF is valued at the NAV and consists of underlying investments of cash or cash equivalents, including money market funds or other short-term investments which provide for daily liquidity. Participants can buy and sell this investment on a daily basis. There are currently no redemption restrictions on this investment.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015:

December 31, 2016	Level 1	Level 2	Level 3	Total
Common stock - TEGNA Inc.	$58,592,890	—	—	$58,592,890
Common stocks	29,760,060	—	—	29,760,060
Mutual funds	248,182,521	—	—	248,182,521
Self-directed brokerage accounts	9,124,854	—	—	9,124,854
Total	$345,660,325	—	—	$345,660,325

Investments valued using NAV as a practical expedient:
Common collective funds				$70,990,337
STIF				1,650,711
Target maturity funds				150,269,233
Total				$222,910,281

Total investments at fair value				$568,570,606

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)

December 31, 2015	Level 1	Level 2	Level 3	Total
Common stock	$66,457,269	—	—	$66,457,269
Money market fund	41,445,721	—	—	41,445,721
Mutual funds	263,596,797	—	—	263,596,797
Self-directed brokerage accounts	9,582,770	—	—	9,582,770
Total	$381,082,557	—	—	$381,082,557

Investments valued using NAV as a practical expedient:
Common collective funds				$72,892,241
Stable value fund				70,031
STIF				1,239,030
Target maturity funds				146,962,241
Total				$221,163,543

Total investments at fair value				$602,246,100

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TEGNA 401(k) Savings Plan
EIN: 16-0442930 Plan #: 002
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year ended December 31, 2016

			Total that Constitute Nonexempt Prohibited Transactions
	Participant contributions transferred late to the Plan	Check Here if Late Participant Loan Repayments are included	Contributions not corrected	Contributions Corrected outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

Participant Contributions Transferred Late to Plan for year ended December 31, 2016	$2,207		$1,424	$783	$—	$—
Participant Contributions Transferred Late to Plan for year ended December 31, 2015	3,633		—	3,633	—	—

Note: The Company will file the Form 5330 with the IRS to report and pay excise tax with respect to the 2016 and 2015 late remittances as required pursuant to Section 4975 of the Code.

TEGNA 401(k) Savings Plan
EIN: 16-0442930 Plan #: 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
*TEGNA Inc.	Employer Securities	$58,592,890

*Northern Trust Short Term Investment Fund	Short-Term Investment Fund	$1,650,711

Prudential Insurance Company	Stable Value Fund
GA-63596	1.47%
Term Fund 2016	Fixed income	$26,747
Term Fund 2017	Fixed income	1,494,446
Term Fund 2018	Fixed income	1,040,210
Term Fund 2019	Fixed income	1,340,768
Term Fund 2020	Fixed income	718,061
Goldman Sachs Intermediate Core Funds	Fixed income	6,123,565
State Street Bank	Stable Value Fund
151006	1.55%
Term Fund 2016	Fixed income	12,172
Term Fund 2017	Fixed income	996,261
Term Fund 2018	Fixed income	1,779,057
Term Fund 2019	Fixed income	2,001,520
Term Fund 2020	Fixed income	439,241
Goldman Sachs Intermediate Core Funds	Fixed income	2,612,053
Transamerica Premier	Stable Value Fund
MDA01287TR	1.55%
Term Fund 2016	Fixed income	12,171
Term Fund 2017	Fixed income	996,216
Term Fund 2018	Fixed income	1,778,977
Term Fund 2019	Fixed income	2,001,429
Term Fund 2020	Fixed income	439,221
Goldman Sachs Intermediate Core Funds	Fixed income	2,611,936
Total Stable Value Funds at fair value		26,424,051
Prudential Insurance Company\State Street Bank\Transamerica Premier	Wrapper contract	(69,025)
Total Stable Value Funds at contract value		$26,355,026

Alliance Bernstein	Target Maturity Fund - 2005	$2,354,938
Alliance Bernstein	Target Maturity Fund - 2010	1,338,104
Alliance Bernstein	Target Maturity Fund - 2015	7,401,386
Alliance Bernstein	Target Maturity Fund - 2020	23,968,711
Alliance Bernstein	Target Maturity Fund - 2025	25,381,181
Alliance Bernstein	Target Maturity Fund - 2030	25,598,977
Alliance Bernstein	Target Maturity Fund - 2035	20,169,115
Alliance Bernstein	Target Maturity Fund - 2040	17,659,540
Alliance Bernstein	Target Maturity Fund - 2045	14,541,962

TEGNA 401(k) Savings Plan
EIN: 16-0442930 Plan #: 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)
December 31, 2016

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
Alliance Bernstein	Target Maturity Fund - 2050	$8,898,568
Alliance Bernstein	Target Maturity Fund - 2055	2,694,572
Alliance Bernstein	Target Maturity Fund - 2060	262,179
Total Target Maturity Funds		$150,269,233

Allianz Funds NFJ Divid Value Fund	Mutual Fund	$7,796,777
American Europacific Growth	Mutual Fund	24,136,104
Cap Intl Emerging Mkts Growth	Mutual Fund	2,577,887
Centersquare EB US Real Estate Securities Fund	Mutual Fund	4,491,594
Dodge & Cox Balanced Fund	Mutual Fund	40,909,479
Dodge & Cox Inc Fund	Mutual Fund	31,439,073
Dreyfus Cash Mgmt Instl Shs	Mutual Fund	24,333,473
GMO Trust Benchmark Free Allocation	Mutual Fund	867,695
Ser Jackson Square Large Cap Growth Managed Portfolio	Mutual Fund	13,674,434
*Vanguard Instl Index	Mutual Fund	83,079,915
Wasatch Small Cap Growth	Mutual Fund	7,337,910
WT Mutual Fund Small/Mid Cap Value	Mutual Fund	7,538,180
Total Mutual Funds		$248,182,521

*MFB NT Collective S&P500 Index Fund	Common Collective Fund	$3,791,382
Barclays Global Invs N A Invt Funds	Common Collective Fund	3,939,403
Blackrock Russell 1000 Growth	Common Collective Fund	26,400,291
Blackrock Russell 1000 Value	Common Collective Fund	15,529,873
Blackrock Russell 2500 Index	Common Collective Fund	13,806,684
Blackrock US Debt Index	Common Collective Fund	7,522,704
Total Index Funds		$70,990,337

Abbott Lab Com	Common Stock	$131,324
Adobe Sys Inc Com	Common Stock	207,135
Adr Alibaba Group Holding Ltd Sponsored Ads	Common Stock	144,887
Adr Bp P L C Sponsored Adr	Common Stock	192,619
Adr Ctrip Com Intl Ltd Ads	Common Stock	132,000
Adr Royal Dutch Shell Plc Sponsored Adr Repstg A Shs	Common Stock	316,129
Aecom	Common Stock	114,643
Alexion Pharmaceuticals INC Com	Common Stock	165,173
Alphabet Inc Cap Stk Cl A Cap Stk Cl A	Common Stock	343,923
Alphabet Inc Cap Stk Cl C Cap Stk Cl C	Common Stock	372,017
Amazon Com Inc Com	Common Stock	536,157
American International Group Inc Com	Common Stock	236,945

TEGNA 401(k) Savings Plan
EIN: 16-0442930 Plan #: 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)
December 31, 2016

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
American Tower Corp	Common Stock	$141,611
Apple Inc Com Stk	Common Stock	545,744
Applied Materials Inc Com	Common Stock	112,945
Automatic Data Processing Inc Com	Common Stock	77,085
Avnet Inc Com	Common Stock	285,136
Axis Capital Holdings Ltd Com Usd0.0125	Common Stock	171,464
Bank Of America Corp	Common Stock	297,798
Boston Scientific Corp Com	Common Stock	167,481
Broadcom Limited Com Npv	Common Stock	243,943
Capital One Finl Corp Com	Common Stock	226,824
Celgene Corp Com	Common Stock	396,675
Cenovus Energy Inc Com	Common Stock	150,544
Charter Communications Inc New Cl A Cl A	Common Stock	141,369
Cigna Corporation	Common Stock	173,407
Citigroup Inc Com New Com New	Common Stock	315,573
Cognizant Tech Solutions Corp Cl A	Common Stock	203,109
Comcast Corp New-Cl A	Common Stock	231,318
Costar Group Inc Com	Common Stock	148,719
Costco Wholesale Corp New Com	Common Stock	216,149
Danaher Corp Com	Common Stock	191,253
Diamondback Energy Inc Com	Common Stock	130,367
Dollar Tree Inc Com Stk	Common Stock	199,896
Dover Corp Com	Common Stock	181,705
Ecolab Inc Com Stk Usd1	Common Stock	148,869
Edwards Lifesciences Corp Com	Common Stock	151,794
Eli Lilly & Co Com	Common Stock	99,293
Expedia Inc Del Com New	Common Stock	131,405
Exxon Mobil Corp Com	Common Stock	144,235
Facebook Inc Cl A Cl A	Common Stock	435,234
Fidelity Natl Information Svcs Inc Com Stk	Common Stock	169,434
Fiserv Inc Com	Common Stock	138,164
Fleetcor Technologies Inc Com	Common Stock	193,882
Ford Mtr Co Del Com Par $0.01 Com Par $0.01	Common Stock	164,968
Fortive Corp Com Mon Stock	Common Stock	156,385
Frkln Res Inc Com	Common Stock	232,058
Gannett Inc.	Common Stock	8,155,921
General Dynamics Corp Com	Common Stock	164,027
Goldman Sachs Group Inc Com	Common Stock	320,863

TEGNA 401(k) Savings Plan
EIN: 16-0442930 Plan #: 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)
December 31, 2016

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
Halliburton Co Com	Common Stock	$173,088
Hewlett Packard Enterprise Co Com	Common Stock	189,956
Hilton Worldwide Reverse Stock Split HB77:F115ilton	Common Stock	212,840
Home Depot Inc Com	Common Stock	277,546
Honeywell Intl Inc Com Stk	Common Stock	246,181
Intel Corp Com	Common Stock	137,500
Intercontinental Exchange Inc Com	Common Stock	160,797
Intuit Com	Common Stock	154,724
Intuitive Surgical Inc Com New Stk	Common Stock	164,884
Jpmorgan Chase & Co Com	Common Stock	260,423
Jpmorgan Chase & Co Com	Common Stock	142,379
Lamar Advertising Co New Cl A Cl A	Common Stock	183,767
Lululemon Athletica Inc Com	Common Stock	119,582
Mastercard Inc Cl A	Common Stock	273,613
Metlife Inc Com Stk Usd0.01	Common Stock	217,284
Micron Tech Inc Com	Common Stock	164,400
Microsoft Corp Com	Common Stock	279,630
Mobileye Nv Eur0.01	Common Stock	131,514
Moodys Corp Com	Common Stock	125,379
Morgan Stanley Com Stk Usd0.01	Common Stock	301,496
Murphy Oil Corp Com	Common Stock	153,315
Netflix Inc Com Stk	Common Stock	142,370
News Corp New Cl A Cl A	Common Stock	99,209
News Corp New Cl B Cl B	Common Stock	18,479
Nike Inc Cl B	Common Stock	353,319
O Reilly Automotive Inc New Com Usd0.01	Common Stock	182,359
Omnicom Group Inc Com	Common Stock	211,073
On Semiconductor Corp Com	Common Stock	163,264
Oracle Corp Com	Common Stock	202,708
Parker-Hannifin Corp Com	Common Stock	160,440
Paypal Hldgs Inc Com	Common Stock	250,556
Pepsico Inc Com	Common Stock	139,681
Pioneer Nat Res Co Com	Common Stock	143,156
Raytheon Co Usd0.01	Common Stock	248,500
Regeneron Pharmaceuticals Inc Com	Common Stock	178,039
S.W. Airl Co Com	Common Stock	154,504
Salesforce Com Inc Com Stk	Common Stock	277,263
Seagate Technology Plc Com Usd0.00001	Common Stock	148,863
Servicenow Inc Com Usd0.001	Common Stock	160,574

TEGNA 401(k) Savings Plan
EIN: 16-0442930 Plan #: 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)
December 31, 2016

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
Sherwin-Williams Co Com	Common Stock	$154,526
Splunk Inc Comstk Com Usd0.001	Common Stock	150,125
Staples Inc Com	Common Stock	131,641
Starbucks Corp Com	Common Stock	322,294
State Str Corp Com	Common Stock	160,103
Superior Energy Svcs Inc Com	Common Stock	101,179
Terex Corp New Com	Common Stock	246,281
The Priceline Group Inc	Common Stock	252,162
Thermo Fisher Corp	Common Stock	150,977
Ubs Group Ag Common Stock	Common Stock	167,293
Union Pac Corp Com	Common Stock	171,072
Unitedhealth Group Inc Com	Common Stock	408,102
Visa Inc Com Cl A Stk	Common Stock	555,033
Voya Finl Inc Com	Common Stock	354,509
Wal-Mart Stores Inc Com	Common Stock	172,177
Zoetis Inc Com Usd0.01 Cl 'A'	Common Stock	308,332
Total Common Stock		$29,760,060

*Vanguard Brokerage Option	Self-Directed Brokerage Accounts	$9,124,854

*Loans to participants	Interest rates on loans are 4.25% - 9.5% with a max credit term of 60 months	$4,987,961

Total Investments		$599,913,593

* Party-in-interest

Note: cost information has not been presented as all investments are participant directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

        TEGNA 401(k) Savings Plan

Date: June 29, 2017
     By: /s/ Jeffrey Newman
Jeffery Newman
         Senior VP, Chief Human Resource Officer

EXHIBITS

Exhibit Number        Description of Exhibit

23.1                Consent of Ernst & Young LLP,
Independent Registered Public Accounting Firm